UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 13)*
Under the Securities Exchange Act of 1934

PRECIGEN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Pepper Hamilton Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

August 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 12

1	NAMES OF REPORTING PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
84,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
84,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46122T102	Page 3 of 12

1	NAMES OF REPORTING PERSONS
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,495,622

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,495,622

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,495,622

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - trust

CUSIP No. 46122T102	Page 4 of 12

1	NAMES OF REPORTING PERSONS
SUNSET 2020 LLC I.R.S. IDENTIFICATION NO.: 84-4795218

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,406,828

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,406,828

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,406,828

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 5 of 12

1	NAMES OF REPORTING PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,731,543

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
52,731,543

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,731,543

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 6 of 12

1	NAMES OF REPORTING PERSONS
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 7 of 12

1	NAMES OF REPORTING PERSONS
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,140,139

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,140,139

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,140,139

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 8 of 12

This Amendment No. 13 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019, by Amendment No. 11 dated January 1, 2020 and filed on January 6, 2020, and by Amendment No. 12 dated January 31, 2020 and filed on February 4, 2020 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Precigen, Inc., formerly known as Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), Sunset 2020 LLC, a Delaware limited liability company that is managed by Mr. Kirk (“Sunset 2020”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security,  Kapital Joe and Sunset 2020, the “Reporting Persons”) are filing this Amendment to disclose the purchase by entities under the common control of Mr. Kirk of 1,209,384 shares of Common Stock, in open market transactions on August 11, 2020 and August 12, 2020 (the “Purchased Shares”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following Reporting Persons, entities managed by Third Security, or entities for which a Reporting Person is trustee (hereinafter collectively referred to as the “Purchasing Entities”), each utilized its working capital to purchase 1,209,384 shares, in open market transactions on August 11, 2020 and August 12, 2020, for an aggregate purchase price of approximately $5,346,550.

CUSIP No. 46122T102	Page 9 of 12

Entity	Number of Purchased Shares	Percentage of Shares of Common Stock Purchased
RJ DOT	841,489	69.580%
JPK 2008, LLC	32,508	2.688%
JPK 2009, LLC	89,458	7.397%
JPK 2012, LLC	50,758	4.197%
MGK 2008, LLC	32,557	2.692%
MGK 2009, LLC	92,058	7.612%
MGK 2011, LLC	27,006	2.233%
ZSK 2008, LLC	32,520	2.689%
ZSK 2009, LLC	6,011	0.497%
Kellie L. Banks (2009) Long Term Trust	5,019	0.415%

On August 11, 2020, the Purchasing Entities entered into a purchase agreement setting forth the allocation of the Purchased Shares, which allocation is set forth in the table above. Shares purchased pursuant to the purchase agreement were allocated to each purchasing entity at the same price per share.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The shares disclosed herein were acquired by the Purchasing Entities for investment purposes.

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 46122T102	Page 10 of 12

(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)         See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 172,311,228 shares of Common Stock issued and outstanding as of July 31, 2020 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 and filed on August 10, 2020.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	84,000,000	48.7%	84,000,000	--	84,000,000	--
R.J. Kirk Declaration of Trust	13,495,622	7.8%	13,495,622	--	13,495,622
Third Security, LLC	52,731,543	30.6%	52,731,543	--	52,731,543	--
Sunset 2020 LLC	16,406,828	9.5%	16,406,828	--	16,406,828	--
NRM VI Holdings I, LLC	13,340,645	7.7%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	14,140,139	8.2%	14,140,139	--	14,140,139	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, Sunset 2020, Kapital Joe, and NRM VI Holdings.  Mr. Kirk controls Third Security, which is the manager of Kapital Joe and which manages the manager of NRM VI Holdings.  Mr. Kirk also controls Sunset 2020.

(c)     Except as disclosed herein, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

CUSIP No. 46122T102	Page 11 of 12

(d) – (e)   Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated as of August 13, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Sunset 2020 LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2020

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

SUNSET 2020 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Joint Filing Agreement, dated as of August 13, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Sunset 2020 LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.